FILED BY FLEX LTD.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: FLEX LTD.

COMMISSION FILE NO.: 000-23354

DATE: OCTOBER 26, 2023

The following is a transcript of Flex Ltd.’s Second Quarter Fiscal Year 2024 Earnings Call Webcast on October 25, 2023, which was made available on Flex Ltd.’s website on October 26, 2023:

***

Corrected Transcript

25-Oct-2023

Flex Ltd. (FLEX)

Q2 2024 Earnings Call

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Flex Ltd. (FLEX) Q2 2024 Earnings Call	Corrected Transcript 25-Oct-2023

CORPORATE PARTICIPANTS

David A. Rubin	Paul R. Lundstrom
Vice President-Investor Relations, Flex Ltd.	Chief Financial Officer, Flex Ltd.

Revathi Advaithi
Chief Executive Officer & Director, Flex Ltd.

OTHER PARTICIPANTS

Matthew John Sheerin	Samik Chatterjee
Analyst, Stifel, Nicolaus & Co., Inc.	Analyst, JPMorgan Securities LLC

Steven B. Fox	George Wang
Analyst, Fox Advisors LLC	Analyst, Barclays Capital, Inc.

Ruplu Bhattacharya	Mark Delaney
Analyst, BofA Securities, Inc.	Analyst, Goldman Sachs & Co. LLC

MANAGEMENT DISCUSSION SECTION

Operator: Good afternoon and thank you for standing by. Welcome to Flex’s Second Quarter Fiscal 2024 Earnings Conference Call. Presently, all participants are in a listen-only mode. After the speakers’ remarks, there will be a question-and-answer session. [Operator Instructions] As a reminder, this call is being recorded.

I will now turn the call over to Mr. David Rubin. You may begin.

David A. Rubin

Vice President-Investor Relations, Flex Ltd.

Thank you, John. Good afternoon and welcome to Flex’s second quarter fiscal 2024 earnings conference call. With me today is our Chief Executive Officer, Revathi Advaithi; and our Chief Financial Officer, Paul Lundstrom. Both will give brief remarks followed by Q&A.

Slides for today’s call, as well as a copy of the earnings press release and summary financials are available on the Investor Relations section at flex.com. This call is being recorded and will be available for replay on our corporate website. As a reminder, today’s call contains forward-looking statements which are based on our current expectations and assumptions. These statements involve risks and uncertainties that could cause actual results to differ materially.

For a full discussion of these risks and uncertainties, please see the cautionary statements in our presentation, press release, or the risk factors section in our recent filings with the SEC. Note, this information is subject to change and we undertake no obligation to update these forward-looking statements.

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Flex Ltd. (FLEX) Q2 2024 Earnings Call	Corrected Transcript 25-Oct-2023

Please note, unless otherwise stated, all results provided will be non-GAAP measures and all growth metrics will be on a year-over-year basis. Full non-GAAP to GAAP reconciliations can be found in the appendix slides of today’s presentation as well as the Investor Relations website.

Earlier today, we were pleased to announce our plan to spin-off all of Flex’s remaining interest in Nextracker to Flex shareholders. As previously disclosed, Flex retained the option to affect the spin-off pursuant to a merger agreement entered into by Flex and Nextracker in connection with Nextracker’s initial public offering. We believe that the spin-off is the most advantageous form of separation for Flex, Nextracker, and our respective shareholders. Specifically, it provides the opportunity to distribute Flex’s interest in Nextracker to Flex shareholders in a tax-free manner for US federal income tax purposes and allows Flex to focus on our core strategies and long-term value creation for our shareholders.

As earlier today, Nextracker filed a registration statement on Form S-4 that includes a preliminary proxy statement of Flex, which includes additional information regarding the spin-off. Spin-off is currently expected to be completed in Flex’s fourth quarter ending March 31, 2024, but does remain subject to a number of conditions and no assurance can be given that the spin-off will, in fact, occur. We understand that you may have questions on this process. At this point, there are no additional details to share other than what has been publicly made available, but we will provide any updates as appropriate.

Now, I’d like to turn the call over to our CEO. Revathi?

Revathi Advaithi

Chief Executive Officer & Director, Flex Ltd.

Thank you, David. Good afternoon, and thank you for joining us today. Before we start, I want to say how deeply saddened we are by the horrific attacks on Israel. Our hearts go out to our colleagues, our customers, and our friends in that area.

Turning to our quarterly results on slide 5, overall fiscal Q2 was another strong quarter with great execution. Revenue came in at $7.5 billion, which was down about 4%. Adjusted operating margin came in at 5.9%, and we delivered $0.68 of adjusted EPS. Since we have now announced the separation of Nextracker, we are able to provide core Flex’s results, which excludes Nextracker.

For core Flex, we executed really well, even with the market uncertainty. Revenue came in at $6.9 billion, down 5% against a great quarter last year which grew 24%. Core Flex adjusted operating margin came in at 4.7%, up both sequentially and year-over-year, and we delivered $0.56 of adjusted EPS. I’m really pleased with how these results shows our ability to execute and build a resilient company with strong performance through the cycles.

Now turning to slide 6, we’ll take a look at market fundamentals and how we continue to navigate a highly dynamic environment. However, I want to point out a few important items that really puts into perspective the strength of our model and how we have truly evolved as a company. As you’re well aware, we participate in six end markets, but within that, we’ve been focused on shifting our portfolio more towards next-gen mobility, cloud, and digital health.

As highlighted in our March 2022 Investor Day, we believe these markets drive the right growth and margin expansion for us. So I’d like to give some specifics on how we’re doing in these areas. Next-gen mobility, as we have defined it, comprises our EV, ADAS, autonomous and our EV charging businesses. At the time of Investor Day, we expected a 50-plus-percent CAGR for this space. We continue to see growth in this category on par with these strong expectations.

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Flex Ltd. (FLEX) Q2 2024 Earnings Call	Corrected Transcript 25-Oct-2023

Looking at our overall automotive business, once again this quarter, our revenue growth outpaced industry units. This strength comes from past program wins coupled with continued steady vehicle content expansion. We expect our cloud business to grow just under 20% per year based on unique ability to manufacture vertically integrated data center racks and critical power systems for the data center. Even with the increasing trend towards consignment, we’re on track to beat these growth expectations this year and also next year. This is based on what we have already won with multiple top tier hyperscalers, with much of that growth currently driven by generative AI capability expansion.

Lastly, we said our digital healthcare business would have just over a 10% CAGR. We expect that multi-year trend to continue. Right now, we are seeing exceptional growth in our next-generation of smarter and smaller devices including continuous glucose monitors and diabetes drug delivery programs. I’d say the only change is in our life sciences business, but that is just short-term inventory digestion after an extended period of strong growth.

One area we touched on during our Investor Day was clean energy transition opportunity. Last quarter, we announced that our renewables business doubled in our last fiscal year. Despite some lingering weakness in residential solar, we still expect renewables to grow again in fiscal 2024. And it is still early days as we look at the potential opportunity from the IRA and other government initiatives to help drive the clean energy transition and upgrade grid infrastructure. Our stated intention at our Investor Day was to focus on these strategic end markets, which has made Flex a more resilient company.

Now, let’s discuss combining the right end markets with how we are operating as a company. Flex is a more agile and operationally efficient company, and you see that in our results with steady margin expansion and EPS growth. Our continued optimization of our mix and our factory footprint combined with driving productivity through automation investments has enabled operating margin expansion both sequentially and year-over-year for core Flex. We also expect this trend to continue, and we’ll discuss this further when we get to guidance. We have been shaping the company in this direction over the last five years and we see the impact of our efforts in our improving results and shareholder value creation.

Now, speaking of creating shareholder value, we’re executing on our path to unlock the value of Nextracker. Through this journey, we have created value with multiple transactions, growing cash to help fund our capital allocation strategy. We used cash from the pre-IPO TPG investment to fund the Anord Mardix acquisition, which is focused on cloud facilities and critical power. This addition clearly checks all the right boxes for value creation. It delivers double-digit growth, is margin accretive and is synergistic to our overall position in the cloud market.

We believe Flex is a great investment, so we’re also putting cash from the transactions to work, buying back our own stock. Year to date, we bought back $500 million worth of stock, and you recall our board authorized a $2 billion share repurchase program back in August. Now we’re in the final steps to fully unlock the Nextracker value in a shareholder-friendly transaction. As David outlined, we expect to distribute our remaining 51% ownership to Flex investors via a tax-free spin in fiscal Q4.

With that, I’ll pass the call over to Paul to take you through our financial update. Paul?

Paul R. Lundstrom

Chief Financial Officer, Flex Ltd.

Okay. Thank you, Revathi. I’ll begin with our second quarter performance on slide 8. It was another solid quarter. Second quarter revenue was $7.5 billion, in line with our expectations. Gross profit totaled $676 million and gross margin increased to 9%, up 130 basis points. Operating income was $439 million with operating margins at 5.9%, a substantial year-on-year improvement, up 110 basis points. And earnings per share came in at $0.68 for the quarter, increasing 8%, which includes $0.08 of Nextracker noncontrolling interest.

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Flex Ltd. (FLEX) Q2 2024 Earnings Call	Corrected Transcript 25-Oct-2023

Looking at core Flex results, which excludes Nextracker, in the quarter core Flex revenue was $6.9 billion, down 5%, and as Revathi mentioned, this was against a great quarter last year, up 24%, which was our strongest quarter in fiscal year 2023. Core Flex adjusted operating margins came in at 4.7%, up 20 basis points, and with another quarter of sequential margin expansion, up 40 basis points from Q1. The Flex core business delivered

$0.56 of EPS, up 6%.

Turning to our quarterly segment results on the next slide, Reliability revenue was flat at $3.3 billion. Auto and health solutions remained strong, with some headwinds from residential solar and industrial. Operating income was $171 million and operating margin for this segment improved sequentially to 5.2% on solid execution.

In Agility, revenue was down, as expected, to $3.6 billion as strong cloud growth was offset by the anticipated pressure in comms, enterprise IT, and consumer. Operating income came in at $168 million with a solid 4.6% operating margin, up both sequentially and year-on-year, and was reflective of strong operational management and improved mix. Finally, Nextracker delivered revenue of $573 million, up 21%. Operating income at Nextracker was $112 million, more than double what it was last year, delivering a strong 20% operating margin.

Moving to cash flow on slide 10, we made further progress against our inventory improvement goals, reducing net inventory by 5% sequentially and by 7% year-over-year. As we said last quarter, this is an indicator of the overall situation improving, and we expect to see further progress over the coming quarters.

We continue to invest in future growth opportunities. Q2 CapEx came in at $144 million, on target at 2% of revenue. We expect to maintain a similar total investment level for the full fiscal 2024. All that led to free cash flow of $213 million, which was up both sequentially and year-over-year. As we’ve committed to, we continue to prioritize opportunistic share repurchases. We bought back $309 million worth of stock in the quarter, and fiscal year-to-date, we have purchased $506 million. As discussed earlier, in August, the board authorized a new $2 billion share repurchase program.

Please continue to slide 11 for our segment outlook for the fiscal third quarter. For Reliability Solutions, we expect revenue will be down high-single digits to low-teens. Auto demand has been steady. However, with the UAW strikes unresolved, we’re taking a more conservative approach in the quarter. We also expect some continued weakness in parts of industrial. Revenue in Agility is expected to be down mid-teens to low-20% with strong growth in cloud offset by near-term weakness in comms, enterprise IT, and consumer.

On to slide 12 for our quarterly guidance. For Total Flex, we expect revenue in the range of $6.5 billion to $6.9 billion, with operating income between $375 million and $425 million. Interest and other expense is estimated to be around $50 million. We expect the tax rate to be around 11% for the quarter. All that translates to adjusted EPS between $0.57 and $0.65 based on approximately 448 million weighted average shares outstanding. This guidance includes approximately $0.08 to $0.10 of noncontrolling interest from Nextracker.

Again, to provide some additional visibility, we included our expectations for core Flex excluding Nextracker. For Q3, we now expect core revenue to be between $5.9 billion and $6.3 billion. Core adjusted operating income between $280 million and $310 million, which equates to adjusted operating margins between 4.7% and 4.9%. At the midpoint, this would be up both sequentially and year-over-year. Core Flex adjusted earnings per share is expected to be between $0.47 and $0.52. And looking at our GAAP guidance, we’ve included approximately $100 million in restructuring, which we expect to implement in Q3.

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Flex Ltd. (FLEX) Q2 2024 Earnings Call	Corrected Transcript 25-Oct-2023

Looking at our full year guidance on the following slide, until the separation, we’ll provide guidance for Total Flex, including Nextracker, which remains comparable to our prior guidance. We now expect full year revenue between $28.1 billion and $28.8 billion, adjusted operating margin now between 5.8% and 6% and adjusted EPS between $2.49 and $2.66 per share. This includes approximately $0.30 to $0.35 in noncontrolling interest expense from Nextracker.

Looking at our full-year expectations for core Flex, to be clear, this excludes Nextracker for the entire year. Again, this is something new to help you with modeling and is not comparable to previous total Flex guidance. We expect full-year revenue for core Flex between $25.9 billion and $26.5 billion. Adjusted operating margins between 4.8% and 4.9%, which at the midpoint would be up about 0.5 point year-on-year; and last, adjusted EPS between $2.05 and $2.18.

On the next slide, I want to highlight just how much Flex has changed as we have shifted to higher value business and improved operationally to manage through the cycles. As you can see, our revenue outlook for FY 2024 has changed, resulting from some short-term market challenges. However, despite some pressure on the top line, our expectation is that both operating profit dollars and core Flex EPS will hold strong and that operating margin rates will continue to expand. This comes from executing on a portfolio strategy towards higher value businesses, our constant drive to improve operating efficiency and continuously optimizing our cost structure as we have told you that we would. This is another proof point on how we’ve evolved and improved and are now operating at a level better than at any time in the company’s history.

Revathi Advaithi

Chief Executive Officer & Director, Flex Ltd.

Thank you, Paul. Overall, I’m really pleased with how we are executing our strategy on portfolio management, focused on the right kind of growth and driving margin expansion. This combined with executing the capital allocation strategy with a strong focus on buybacks is how we provide value to our shareholders. We expect an extraordinarily strong year for Flex with continued margin performance and EPS growth even with the near-term challenges. This is also a good time for me to reiterate our Investor Day targets for fiscal 2025, getting to core Flex adjusted EPS of $2.65. So we remain confident in the long-term opportunity for Flex.

With that, I’ll turn the call back to the operator, John, to begin Q&A.

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Flex Ltd. (FLEX) Q2 2024 Earnings Call	Corrected Transcript 25-Oct-2023

QUESTION AND ANSWER SECTION

Operator: Thank you. We will now begin the question-and-answer portion of today’s call. [Operator Instructions]. Your first question comes from the line of Matt Sheerin from Stifel. Your line is now open.

Matthew John Sheerin
Analyst, Stifel, Nicolaus & Co., Inc.	Q

Yes. Thank you very much and good afternoon. Just a question relative to your guidance versus 90 days ago. It looks like you’re taking down expectations for both Reliability and Agility pretty significantly. You talked a little bit about some auto headwinds and some of the [ph] data-com (18:54) markets still being weak. But could you tell us exactly what you’ve seen from customers in terms of their order patterns? And are we hitting the bottom in some of these markets or do you expect continued deterioration as we get into calendar 2024?

Paul R. Lundstrom
Chief Financial Officer, Flex Ltd.	A

Hey, Matt. So first of all, I appreciate the question. I think it’s spot on. Let me just give you some specifics and Revathi might have some comments as well. But what we had previously called out was weakness in more of our consumer-facing markets. And in particular, I’ll just give you one example. Our consumer device business, which is within the Agility segment, we figured would be down for the year around mid-teens. But based on what we’re hearing from customers today, we’re thinking it’ll be down more like 25%, so mid-teens to 25%, a fairly significant change on those consumer-facing markets.

We had called out a softening in comps infrastructure before. Our thought had been that should be probably flat for the year, but with the ongoing inventory digestion and what we’re seeing in some of those end markets right now, what you guys are all seeing too, we’re expecting comps to be down more like 10% for the year for us. Auto has been strong, but now we’re sitting in week six of this UAW strike and we’re seeing some impact here in Q3, so we’re taking a little bit more conservative approach. That said, we’re still expecting growth overall for the automotive business.

And then I guess lastly, just a little on renewables. We were expecting robust double-digit growth for the year. But given what you’re seeing right now in some of the residential solar space, it’ll still be up, but it’ll probably be up more like low-single-digit. So, those are some of the bigger end markets we’ve seen some contraction. But I guess I would sort of bookend that comment by saying, although things are choppy in some areas, things like next-gen mobility looks great; cloud, great; digital health continues some – really nice to see some things there. So they just, unfortunately, just can’t quite offset some of what we’re seeing there in some of those other end markets.

Revathi Advaithi	A
Chief Executive Officer & Director, Flex Ltd.

And...

Matthew John Sheerin	Q
Analyst, Stifel, Nicolaus & Co., Inc.

Got it. And...

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Flex Ltd. (FLEX) Q2 2024 Earnings Call	Corrected Transcript 25-Oct-2023

Revathi Advaithi
Chief Executive Officer & Director, Flex Ltd.	A

Matt, the only thing I’d

Matthew John Sheerin
Analyst, Stifel, Nicolaus & Co., Inc.	Q

Yeah.

Revathi Advaithi	A
Chief Executive Officer & Director, Flex Ltd.

Matt, just the only thing I’ll add to what Paul said is that one of the things we’ve talked about consistently for Flex in the last few years is you have to have the right portfolio, but you also have to have the right operational strategy to be agile and more operationally efficient. And you can see that playing out right now in our results with our margin expansion, EPS growth. So it’s really well managed through the cycle, which is what you’re seeing present out today. So, market choppiness won’t be there. I think how we execute as a company is important and we’re pleased with that.

Matthew John Sheerin	Q
Analyst, Stifel, Nicolaus & Co., Inc.

Okay. Thanks for all of that. Very helpful. And as my follow-up, just regarding you reiterating that $2.65 EPS target for fiscal 2025, obviously it looks like significant growth off of what you’re guiding the core business for 2024. So, how much of that is going to come from the core business growing, margins expanding versus the buyback making up for that deficit?

Paul R. Lundstrom
Chief Financial Officer, Flex Ltd.	A

It’s going to be a combination of the three, Matt. I don’t want to get too far ahead of ourselves and guide too many of the specifics on that. We need to get through the next six months here. But I think it will be a combination of some top line growth, some margin expansion, which I think kind of makes sense given our momentum here and probably some buyback as well.

Matthew John Sheerin
Analyst, Stifel, Nicolaus & Co., Inc.	Q

Okay. Great. Thank you very much.

Operator: Your next question comes from the line of Steven Fox from Fox Advisors. Your line is now open.

Steven B. Fox
Analyst, Fox Advisors LLC	Q

Thanks. Good afternoon. Two questions, if I could. First of all, given the further progress in margins, even though you’re seeing weakness in some end markets, it seems to strike a chord that, like, some of the markets that are softening are even lower margin below average than I would have thought. So, I was curious, like, how many of these markets where maybe you’re still not getting average margins, would you consider either exiting, repricing, reconsidering the strategy in some ways. I’m just curious how pliable you’re going to be towards some of these other markets going forward. Thanks.

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Flex Ltd. (FLEX) Q2 2024 Earnings Call	Corrected Transcript 25-Oct-2023

Paul R. Lundstrom
Chief Financial Officer, Flex Ltd.	A

Sure. So I wouldn’t say there’s any major end markets we’re planning on exiting. But I would sort of caveat that statement, Steven, by saying portfolio management is a constant process and we’re always evaluating and maybe not “divesting” per se but deemphasizing. I think your comment on mix is spot on. It’s kind of nice that some of those end markets that I pointed out to happened to be sort of lower margin if you look at the Flex aggregate. And so, as I think about just how we’re moving with some market choppiness and kind of the guide-down on the top line, mix definitely helps. Mix definitely helps. I don’t know, is that a helpful commentary?

Steven B. Fox
Analyst, Fox Advisors LLC	Q

I was just wondering...

Revathi Advaithi	A
Chief Executive Officer & Director, Flex Ltd.

Yeah, maybe, Steven, the one thing I’ll add is just to say is managing mix and portfolio kind of has been our key theme in the last five years. If you look at what we have done overall in the Agility business and consumer devices, all of that within each of the end markets, we’ve really managed our mix pretty significantly in terms of moving up the value chain. That’s why you see Agility’s margins being such a strong performance even with the end markets it’s in.

So our belief is that within these end markets that are pockets that are extremely strong, that really helps us, and then there are others that will keep shrinking in size. Nothing significant to talk about, but I think it’s part of managing the portfolio, even within all the six end markets. Doesn’t matter whether you’re in Reliability or Agility, I see that normal course of action.

Steven B. Fox
Analyst, Fox Advisors LLC	Q

Okay, that’s definitely helpful. And then just I was wondering if you could dial in a little bit more on the auto market. You mentioned the UAW strike, but away from that, can you talk about just maturity of programs and whether they’re contributing to margins, how sort of the program ramps look into next year? Because you seem pretty bullish on new programs continuing to ramp even though there’s been a lot of sort of negative headlines in the last couple of months on EVs and things like that.

Revathi Advaithi
Chief Executive Officer & Director, Flex Ltd.	A

Yeah. I’d say – I’ll start with saying that a few years ago, we kind of stated our intention in automotive to really drive our focus on what we call next-gen mobility. And our EV platform that I’ve talked about before, which is a combination of our own designs and designs that we work on with our customers, has been very successful in different geographies and also in North America in terms of winning platforms. We talked about large bookings expansion in automotive, which will take kind of two to five years to ramp up and get to maximum volume production. But that is our strategy on automotive and we can see that in terms of our bookings and our core volume growth, both in automotive.

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Flex Ltd. (FLEX) Q2 2024 Earnings Call	Corrected Transcript 25-Oct-2023

I’d say that the noise that you see today in terms of EV is kind of part of, I would say, the growing pains that you’re going to see in any end markets that is going through such a hyper growth cycle. And we see that that’s a good thing. We believe that there is good growth to be had. We also think there is disruption in the overall supply chain in automotive, which provides a great opportunity for EMS companies like Flex.

So, you put all that together, I would say, my overall view on EVs and in automotive is that it is a good place for Flex to be. And we continue to have really strong growth as a result of that, and we want to be diversified in our automotive EV end markets.

Steven B. Fox	Q
Analyst, Fox Advisors LLC

Great. That’s helpful. Thank you.

Paul R. Lundstrom	A
Chief Financial Officer, Flex Ltd.

Thanks, Steven.

Operator: Your next question comes from the line of Ruplu Bhattacharya from Bank of America. Your line is now open.

Ruplu Bhattacharya	Q
Analyst, BofA Securities, Inc.

Hi. Thank you for taking my questions. Looks like on the core business, your expectation for revenues has gone down about $2.6 billion, but the expectation for operating margins is 40 bps better. So, I was wondering if you can delve a little bit deeper into both the revenue side and on the margins, specifically on renewables, like, how much of your business is tied to residential versus utility scale, and how do you see that progressing over the year?

And then on automotive, are you tied more to the North American OEMs or the Europeans? And how do you see that mix changing as the mix gets more towards EVs? And then just on the margins, that 40 bps of improvement, does that come more from Reliability or Agility? And Paul, in the past, you’ve talked about things like components, the lagging at semiconductors being an issue. Is that now done? And what is driving that 40 bps, if you can just delve into that margin improvement on lower revenues?

Paul R. Lundstrom	A
Chief Financial Officer, Flex Ltd.

Well, the good news, Ruplu, is that there will be no more sell-siders that’d ask questions because I think you had eight of them in there, but I’m just teasing. So, let me start with revenue. I think I called out a few of the end markets that we’re seeing declines. By the way, by my math, the midpoint, about $2.5 billion down. Consumer devices was a piece. We talked a little bit about renewables. We talked about being a little bit more conservative with auto. We talked about comps infrastructure. So I think those are going to be some of the bigger drivers, partially offset by continued growth in the areas that Revathi and I have been talking about for a couple of years now. Next-gen mobility and auto, cloud, digital health, all look pretty good. So, that’s what drove the deray on revenue.

You asked about utility versus resi for renewables. First, I’ll just say, and I think we’ve disclosed this before, that the renewables business is now well over $1 billion for Flex. It’s a big piece of the business. There’s some confidentiality around customers. We have made some disclosures that would – in partnership with our customers. So I think you know that there’s a couple names out there that tend to be more in the residential space, and that’s where we’ve been pinched here a little bit in terms of some forecast changes and a little bit of choppiness. But our long-term view remains very bullish on that whole renewables space, and we do expect it to continue to grow.

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Flex Ltd. (FLEX) Q2 2024 Earnings Call	Corrected Transcript 25-Oct-2023

You asked about automotive. I would say, we’re fairly well geographically dispersed. We’re not overly concentrated in North America. So although the UAW, we are expecting and seeing some impact here in Q3, it doesn’t affect Europe, it doesn’t affect China so much. In terms of margins, so $2.5 billion sales cut with no change to OP, there’s a couple of things that are in our favor on that. One, and this is what I think Steven well pointed out, the margin mix helps. We’re seeing volume reductions in areas where our margin rates tend to be a little bit lower, and so that definitely helps. I would say that’s one. Two, I did mention in the prepared remarks, there is going to be some restructuring here in the third quarter, and there’s going to be tailwind both in Q3 and Q4 for that. And then three, Q2 came in a little bit better, and so that’s dropping through. And so I think those three pieces kind of help us to hold the line on operating profit.

And then the last thing that you asked about was recoveries. So, if I think about the full-year revenue year-on-year for core Flex, recoveries are down meaningfully versus what we thought over the last couple of quarters. I would say that’s a very good news for a couple of reasons. One, it’s going to have a beneficial impact on inventory, this chip shortage thing. It’s – although there is still tightness in some areas, it’s gotten much, much better and that helps with cost too, cost pass-through included.

And so, when I think about full year and I think at the midpoint of our guide, a high-single-digit down for the full year, I would guess at this point maybe half of that comes from changes in pass-through. So it’s not all the revenue headwinds that you’re seeing are core markets, some of that is just inflation pass-through, as you knew that we would see when things got a little bit more normal.

Ruplu Bhattacharya
Analyst, BofA Securities, Inc.	Q

Yeah. Thanks for all the details. I really appreciate you going into all of that. Just real quick on – a quick follow-up, now that you’ve announced the remaining Nextracker transaction, does that change your philosophy around the capital return and pace of buybacks, how should we think about then? Thank you. Thanks for all the detail.

Paul R. Lundstrom	A
Chief Financial Officer, Flex Ltd.

No problem. And so, we’ve talked about our capital allocation priorities before and I would say, number one, we’re never going to starve the core business. We’re quite bullish in a number of our end markets and so we’re never going to starve ourselves for things like CapEx or other internal investments. The number two priority, and this is a high, high priority, is share buyback. We continue to believe that there is a significant disconnect. Hopefully, with the Nextracker separation, people sort of realize the arbitrage there and things sort of rationalize a little bit. And I would say probably the distant third at the moment would be M&A. As always, we reserve the right to change our minds, but stock buyback is clearly the expected use of free cash.

Revathi Advaithi	A
Chief Executive Officer & Director, Flex Ltd.

And the only thing I’d add is I’ll remind you that our board recently authorized a $2 billion stock authorization, right? And so we expect to continue to just return cash back to our shareholders.

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Flex Ltd. (FLEX) Q2 2024 Earnings Call	Corrected Transcript 25-Oct-2023

Ruplu Bhattacharya	Q
Analyst, BofA Securities, Inc.

Okay. Thank you.

Paul R. Lundstrom	A
Chief Financial Officer, Flex Ltd.

Thanks, Ruplu.

Operator: Your next question comes from the line of Samik Chatterjee from JPMorgan. Your line is now open.

Samik Chatterjee	Q
Analyst, JPMorgan Securities LLC

Hi. Thanks for taking my question, and I have just two here. Just parsing through all the numbers that you’ve disclosed, just when I look at 3Q guide versus 4Q implied in there, there’s a modest uptick in revenue and a modest uptick in profit that I get to, and I hope I’m doing the math right here. But just wondering how much of that is the cloud customer-related projects you’ve talked about or is there something else embedded in there in terms of recovery going from 3Q to 4Q. And any sense you can give us on the timing of those cloud projects? Are they starting in 3Q and then ramping to 4Q, or is it more of a 4Q event in the numbers? And then I have a quick follow-up. Thank you.

Paul R. Lundstrom	A
Chief Financial Officer, Flex Ltd.

Sure, Samik. So, yes, there is some ramp tailwind. And as we move through Q4, as we continue to ramp, cloud is a piece of it. There’s a couple of others that we expect to benefit from as well. There’s a number of these new platforms that we’ve been talking about that should give us some continued growth. It’s the three areas that we’ve been talking about, it’s next-gen mobility, it’s cloud, as you pointed out, and health solutions should continue to do well in those – the smaller tech device things. You mentioned margins. I do expect a little bit of a margin uptick as well as we move from Q3 to Q4. That’s really just a full quarter of restructuring tailwind.

Samik Chatterjee	Q
Analyst, JPMorgan Securities LLC

Got it, got it. And on that point, the second question was, you did mention on the core you’re seeing about a 50 basis points margin expansion in fiscal 2024 when you sort of adjust all the Nextracker numbers out. Just wondering if you can share your thoughts about sustainability of that pace of improvement going into next year. How much of the Reliability improvement through the year is on account of price increases that you start to lap in fiscal 2025 and how should we think about sustainability of that pace?

Revathi Advaithi	A
Chief Executive Officer & Director, Flex Ltd.

Yeah. Samik, I would say first is, steady margin expansion has been a core part of our story the last four to five years, right? And through the different cycles we’ve seen, we’ve been very consistent in our ability to drive margin expansion. So I view that 50 basis points margin expansion as sustainable and continue to track in the way of margin expansion, and it comes from the things we talked about. One is definitely continued change in our mix, right? Our focus is more on growing areas like cloud, next-gen mobility, digital healthcare, all of those that are better margin, so mix plays a role in it for sure. We have done a lot around optimization of our factories and driving productivity through automation, through CapEx investments, so that is very sustainable.

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Flex Ltd. (FLEX) Q2 2024 Earnings Call	Corrected Transcript 25-Oct-2023

So, if I look at how we’re getting margin expansion, I would say that it’s a very sustainable story and I think that it’s good that we have been able to do that consistently, and reiterating FY 2025 EPS also points in that direction.

Samik Chatterjee	Q
Analyst, JPMorgan Securities LLC

Great. Thank you. Thanks for taking my questions.

Paul R. Lundstrom	A
Chief Financial Officer, Flex Ltd.

Thanks, Samik.

Operator: Your next question comes from the line of George Wang from Barclays. Your line is now open.

George Wang	Q
Analyst, Barclays Capital, Inc.

Oh, hey, guys. Thanks for taking my questions. I have two questions if I can. Firstly, I just want to double click on the buyback. Just you mentioned that authorized $2 billion of buybacks. I’m just curious about cadence, especially kind of [ph] blackout (37:42) around the kind of spin-off timing, which is kind of in the March quarter 2024.

And also, I was looking at the share count, kind of it seems to be flat based on the guide for 3Q versus 2Q. Obviously, you may do some buybacks to offset dilution. Just curious, any sort of color you can provide in terms of the cadence and kind of linearity of the buybacks. And should we assume a similar sort of [ph] $300 million (38:08) run rate for the next few quarters, or could be some technicality around the spin-off timing?

Paul R. Lundstrom	A
Chief Financial Officer, Flex Ltd.

Well, the good news is now quiet periods are essentially over because that’s out in the public domain that we do intend to spin. And so that has sort of created some stops and starts over the last – I mean, really over the last two years. But – so that helps a little bit. We give our last quarter share count as part of our guide. I think you’ve known us to continue to buy stock as we’ve moved through the quarters and so that’s probably a slightly conservative view, if you want to read into that a little bit. In terms of specific cadence, I’m not going to say exactly what we intend to buy here in our third quarter or our fourth, other than to say stock buyback is clearly a capital allocation priority for us.

George Wang	Q
Analyst, Barclays Capital, Inc.

Got it. Thanks for that. Just a quick follow-up. Just in terms of the free cash flow kind of potentially could be a bigger driver for the share price appreciation. It’s nice to see 2Q deliver a much strong FCF versus kind of 1Q being a cash use. Just curious if you guys are reiterating $600 million or above in terms of full-year FCF and there are any potential upsides just based on the better margin profile in the back half.

Paul R. Lundstrom	A
Chief Financial Officer, Flex Ltd.

Yeah, it’s a great question. And so, I’ll just say predicting cash flow is a little trickier than predicting the P&L. It can kind of bounce around a little bit. But what we’re going to do is we’re going to update everyone about the free cash flow expectation targets once the separation is complete. And here’s the logic on that. There’s lots of puts and takes from Nextracker specifically. And because the timing is not perfectly certain, other than we expect it sometime in Q4, it’s just a little hard to predict.

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Flex Ltd. (FLEX) Q2 2024 Earnings Call	Corrected Transcript 25-Oct-2023

But what I want to make sure is clear, we’re definitely headed in the right direction. We’re particularly pleased with how we did in Q2. We generated – like you said, we generated north of $200 million in free cash flow. That was up significantly both year-on-year and also sequentially. I’m quite pleased with our inventory performance as it came down again in the quarter. We inflected a couple of quarters back. And I’d like to see the continued progress there. And that free cash generation was after $145 million in CapEx. So we’re clearly not under-investing in the business. So, I would say nothing has fundamentally changed, and we still expect to grow free cash flow.

George Wang	Q
Analyst, Barclays Capital, Inc.

Great. Thanks again. I’ll go back to the queue.

Paul R. Lundstrom	A
Chief Financial Officer, Flex Ltd.

Yes. Thanks, George. And welcome.

Operator: Your last question comes from the line of Mark Delaney from Goldman Sachs. Your line is now open.

Mark Delaney	Q
Analyst, Goldman Sachs & Co. LLC

Yes, good afternoon. Thanks for taking my question. You mentioned mix as a key tailwind to core Flex margins going from fiscal 2Q to 3Q, even as total revenue declines. But is there anything additional in terms of incremental pricing or larger structuring programs that may also be playing a key role in the sequential margin strength? And if so, could you dimensionalize how large those other drivers may be?

Paul R. Lundstrom	A
Chief Financial Officer, Flex Ltd.

Sure. So just I’m clear on your question, are you talking Q2 to Q3, Mark?

Mark Delaney	Q
Analyst, Goldman Sachs & Co. LLC

Yeah, from the 4.7% you just did, I think the midpoint of guidance is 4.8%. You mentioned mix is one of the key drivers as to how margins are actually maybe expanding a little bit as revenue drops, but is there anything with restructuring programs you just did or incremental pricing that may also be playing a role? Just trying to think through some of the buckets and pieces that are helping margins in the upcoming quarter based on guidance.

Paul R. Lundstrom	A
Chief Financial Officer, Flex Ltd.

Yes, got it, got it. Okay. So I would say probably the biggest singular tailwind is our continued push on productivity programs. In our prepared remarks, you did flag that we pointed out some restructuring. We’re going to have benefit from that both in Q3 and also in Q4. But mix is definitely a factor. You look at some of the end markets that are contracting right now, they tend to earn a little less than other parts of the core portfolio. And so we’ve sort of been a beneficiary of that mix. You asked about pricing, nothing significant to comment on there. I would say it’s a combination of productivity programs and mix.

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Flex Ltd. (FLEX) Q2 2024 Earnings Call	Corrected Transcript 25-Oct-2023

Revathi Advaithi	A
Chief Executive Officer & Director, Flex Ltd.

And we’re really, Mark, driving a lot of factory optimization and that’s – like Paul said, that is a big driver.

Mark Delaney	Q
Analyst, Goldman Sachs & Co. LLC

Okay. No, that’s very helpful. Thanks for all the details on that. And then, yeah, I know no guidance on Nextracker, but just to level set on where you stand currently, do you still need government approvals or tax rulings in order to do the spin, or do you have all those in place now with the announcement that you’re making today?

David A. Rubin	A
Vice President-Investor Relations, Flex Ltd.

Mark, this is David. Yeah, it’s all outlined in the S-4. I know you haven’t had time to peruse it, all 400 pages, but that will have the outlines of what approvals we’ve gotten. We still have the shareholder vote, that’s on November 20, but otherwise we’re moving in process.

Mark Delaney	Q
Analyst, Goldman Sachs & Co. LLC

Okay. Thanks so much for taking the questions.

David A. Rubin	A
Vice President-Investor Relations, Flex Ltd.

Early Q4 is what we’re thinking, guys.

Revathi Advaithi

Chief Executive Officer & Director, Flex Ltd.

And I think that was the last question, right?

David A. Rubin

Vice President-Investor Relations, Flex Ltd.

Great. Thank you, all.

Revathi Advaithi

Chief Executive Officer & Director, Flex Ltd.

Okay. Thank you all for joining. I just want to thank the Flex team on behalf of the leadership team and, of course, to all our customers and our shareholders for your support. So, thank you all. Thanks for joining.

Operator: This concludes today’s conference call. Thank you for joining. You may now disconnect.

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Flex Ltd. (FLEX) Q2 2024 Earnings Call	Corrected Transcript 25-Oct-2023

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This communication relates to a proposed business combination and related transactions (the “Transactions”) involving Flex Ltd. (“Flex”) and Nextracker Inc. (“Nextracker”). This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom, and otherwise in accordance with applicable law.

Important Additional Information

Flex and Nextracker have prepared, and Nextracker has filed, a registration statement on Form S-4, that includes a preliminary proxy statement of Flex and also constitutes a preliminary prospectus of Nextracker. Flex and Nextracker will also file other documents with the U.S. Securities and Exchange Commission (“SEC”) regarding the Transactions. The information in the preliminary proxy statement/prospectus is not complete and may be changed. When available, Flex will mail the definitive proxy statement/prospectus and other relevant documents to its shareholders as of the record date established for voting on the Transactions. This communication is not a substitute for the definitive proxy statement/prospectus or any other document that Flex will send to its shareholders in connection with the Transactions. INVESTORS AND SECURITY HOLDERS OF FLEX ARE URGED TO READ THE REGISTRATION STATEMENT, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, THE DEFINITIVE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTIONS AND RELATED MATTERS.

Copies of the registration statement, the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed by Flex or Nextracker with the SEC may be obtained, once available, free of charge at the SEC’s website at www.sec.gov.

Participants in the Solicitation

Flex, Nextracker and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Flex’s shareholders in connection with the Transactions. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Flex’s shareholders in connection with the Transactions is set forth in the registration statement, including the proxy statement/prospectus. Investors and security holders may obtain more detailed information regarding the names and interests in the Transactions of Flex’s and Nextracker’s directors and officers in Flex’s and Nextracker’s filings with the SEC and such information is also contained in the registration statement, including the proxy statement/prospectus. These documents can be obtained free of charge at the SEC’s website at www.sec.gov.

Forward-Looking Statements

This communication contains certain statements about Flex and Nextracker that are forward-looking statements. Forward-looking statements are based on current expectations and assumptions regarding Flex’s and Nextracker’s respective businesses, the economy and other future conditions. In addition, the forward-looking statements contained in this communication may include statements about the expected effects on Flex and Nextracker of the Transactions, the anticipated timing and benefits of the Transactions, Flex’s and Nextracker’s respective anticipated financial results, and all other statements in this communication that are not historical facts. Because forward-looking statements relate to the future, by their nature, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and are detailed more fully in Flex’s and Nextracker’s respective periodic reports filed from time to time with the SEC, the registration statement, including the proxy statement/prospectus, referred to above, and other documents filed by Flex or Nextracker, as applicable, with the SEC. Such uncertainties, risks and changes in circumstances could cause actual results to differ materially from those expressed or implied in such forward-looking statements. Forward-looking statements included herein are made as of the date hereof, and neither Flex nor Nextracker undertakes any obligation to update publicly such statements to reflect subsequent events or circumstances, except to the extent required by applicable securities laws. Investors should not put undue reliance on forward-looking statements.